Exhibit 99(c)(19)

Mercury Air Group, Inc.
Cash to Buyout Fractional Shares at Various Premiums

	Price As of:
		Previous 10	Previous 20	Previous 30
Date:	Today	Trading Days	Trading Days	Trading Days	1-Month
Price:	$3.25	$3.59	$3.57	$3.62	$3.55

18% Premium:	$3.84	$4.23	$4.21	$4.27	$4.19
20% Premium:	$3.90	$4.30	$4.28	$4.35	$4.26
22% Premium:	$3.97	$4.38	$4.35	$4.42	$4.34
24% Premium:	$4.03	$4.45	$4.42	$4.49	$4.41

Fractional Shares Estimate:	192,613

Cash to Buy Shares
18% Premium:	$738,671	$815,265	$810,492	$823,144	$807,693
20% Premium:	$751,191	$829,083	$824,230	$837,096	$821,383
22% Premium:	$763,711	$842,901	$837,967	$851,048	$835,073
24% Premium:	$776,230	$856,720	$851,704	$864,999	$848,762